Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6030
Direct Fax: 020 7659 6001
Email: laura.jackson@brambles.com

04024068



16 March 2004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

**RE: BRAMBLES INDUSTRIES PLC**
**Rule 12g3-2(b) Exemption (File No. 82-5205)**

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

Yours faithfully

Laura Jackson
Company Secretarial Assistant

Encs.

Registered in England No. 4134697 Registered Office: as above

SCHEDULE 10

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**

1) Name of company

   Brambles Industries plc

2) Name of shareholder having a major interest

   FMR Corp. and its direct and indirect subsidiaries, and Fidelity
   International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of
   holding of the shareholder named in 2 above or in respect of a
   non-beneficial interest or in the case of an individual holder if it is a
   holding of that person's spouse or children under the age of 18

   Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the
   number of shares held by each of them

   See list below

5) Number of shares/amount of stock acquired

   N/A

6) Percentage of issued class

   N/A

7) Number of shares/amount of stock disposed

   6,981,806

8) Percentage of issued class

   Negligible

9) Class of security

   Ordinary shares of 5p each

10) Date of transaction

    Not advised

11) Date company informed

    15 March 2004

12) Total holding following this notification

    72,265,497

13) Total percentage holding of issued class following this notification

    9.98%

14) Any additional information

15) Name of contact and telephone number for queries

   Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for
    making this notification

   Sandra Walters, Assistant Company Secretary

   Date of notification 16 March 2004

| Nominee/Registered Holders | Management Company | Holding |
|---|---|---|
| State Street Nominees Limited | FMRCO | 26,900 |
| State Street Nominees Ltd. | FMTC | 2,218,600 |
| Lloyds Bank Nominees Limited | FMTC | 988,400 |
| Chase Nominees Ltd. | FMTC | 681,400 |
| BT Globenet Nominees Limited | FMTC | 1,178,200 |
| Mellon Bank | FMTC | 221,200 |
| State Street Bank & Trust | FMTC | 1,437,300 |
| J P Morgan | FMTC | 241,200 |
| Nortrust Nominees | FMTC | 3,300 |
| Northern Trust | FMTC | 408,799 |
| Goldman Sachs and Co. | FMTC | 53,400 |
| Morgan Stanley Trust Co. Nominees Limited Bank | FMTC | 2,200 |
| MSS Nominees Limited | FMTC | 354,000 |
| Bank of New York | FMTC | 227,700 |
| Rights & Co. | FMTC | 50,000 |
| Chase Manhattan Bank London | FISL | 11,206,900 |
| Bank of Butterfield | FPM | 44,200 |
| Chase Nominees Ltd | FPM | 2,314,300 |
| Northern Trust | FPM | 1,264,000 |
| Bank of New York London | FPM | 808,800 |
| Deutsche Bank | FPM | 73,300 |
| Citibank | FPM | 555,000 |
| HSBC | FPM | 951,800 |
| HSBC Client Holdings Nominee (UK) Limited | FIL | 20,476,456 |
| Chase Manhattan Bank London | FIL | 2,436,399 |
| Northern Trust | FIL | 4,180,700 |
| State Street Bank & Trust | FIL | 1,924,672 |
| Bank of New York London | FIL | 3,725,396 |
| Chase Nominees Ltd | FIL | 3,431,148 |
| Nortrust Nominees Ltd | FIL | 2,078,600 |
| Deutsche Bank | FIL | 2,072,987 |
| Citibank | FIL | 171,500 |
| Clydesdale Bank (Head Office)Nominees Limited | FIL | 1,132,200 |
| Mellon Nominees Ltd | FIL | 131,800 |
| Bank of New York, Brussels | FIL | 789,100 |
| Northern Trust London | FIL | 374,900 |
| Master Trust Bank of Japan | FIL | 34,300 |
| National Australia Bank | FIL | 96,400 |
| JP Morgan | FIL | 2,119,900 |

| | | |
|---|---|---:|
| ING Luxembourg | FIL | 32,860 |
| Bermuda Far East | FIL | 37,300 |
| Chase Nominees Ltd (Australia) | FIL | 62,180 |
| Bankers Trust | FIL | 174,600 |
| Mitsubishi Trust | FIL | 12,400 |
| State Street Nominees Ltd | FIL | 509,200 |
| Morgan Stanley | FIL | 747,900 |
| PICG | FIL | 9,400 |
| Chase Manhattan Bank AG Frankfurt | FIL | 169,900 |
| State Street Hong Kong | FIL | 22,400 |

NB  FMRCO = Fidelity Management & Research Company, of which
         FMR Corp is the parent company

    FMTC = Fidelity Management Trust Company, of which FMR
         Corp is the parent company

    FPM = Fidelity Pension Management, of which FIL is the
         parent company

    FISL = Fidelity Investment Services Ltd, of which FIL is the parent
         Company